BD 3/10

06002428

STATES
HANGE COMMISSION
, D.C. 20549

SEC MAIL RECEIVED PROCESSING
MAR 01 2006
WASH, D.C. 152 SECTION

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SEC FILE NUMBER
8-65151

AD 3/20

ANNUAL AUDITED REPORT FORM X -17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2005** (MM/DD/YY) AND ENDING **12/31/2005** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **StillPoint Wealth Management, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 East Paces Ferry Road, Suite 2275
(No. and Street)

Atlanta	**Georgia**	**30326**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Ray **(404) 467-0659**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP
(Name – *if individual, state last, first, middle name*)

235 Peachtree Street, NE, Suite 1800	**Atlanta**	**Georgia**	**30303**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 30 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **John Ray**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **StillPoint Wealth Management, LLC**, as of **December 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KAREN L. THOMASON NOTARY EXPIRES GEORGIA MARCH 22, 2008 PUBLIC GWINNETT COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STILLPOINT WEALTH MANAGEMENT, LLC

(A Wholly Owned Subsidiary of StillPoint Advisors, Inc.)

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(with Independent Accountants' Report thereon)

Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
StillPoint Wealth Management, LLC

We have audited the accompanying balance sheet of StillPoint Wealth Management, LLC (the "Company"), a wholly owned subsidiary of StillPoint Advisors, Inc., as of December 31, 2005, and the related statements of operations, member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of StillPoint Wealth Management, LLC for the year ended December 31, 2004 were audited by other auditors whose report, dated February 3, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

PORTER KEADLE MOORE, LLP

Atlanta, Georgia
February 3, 2006

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

STILLPOINT WEALTH MANAGEMENT, LLC
(A Wholly Owned Subsidiary of StillPoint Advisors, Inc.)

Balance Sheets

December 31, 2005 and 2004

		2005	2004
Assets			
Cash and cash equivalents	$	667,334	447,755
Clearing deposit		100,000	100,000
Prepaid expenses		40,894	39,806
Furniture, fixtures, and equipment		421,634	350,199
Other assets		89,605	99,913
	$	1,319,467	1,037,673
Liabilities and Member's Equity			
Liabilities:			
Accounts payable	$	31,246	104,989
Accrued expenses		346,577	113,612
Due to related party		10,047	7,805
Total liabilities		387,870	226,406
Commitments and contingencies			
Member's equity		931,597	811,267
	$	1,319,467	1,037,673

See accompanying notes to financial statements.

STILLPOINT WEALTH MANAGEMENT, LLC
(A Wholly Owned Subsidiary of StillPoint Advisors, Inc.)

Statements of Operations

For the Year Ended December 31, 2005 and For the Period from April 1, 2004 (inception) to December 31, 2004

		2005	2004
Operating income:			
Commissions	$	1,105,976	202,061
Fiduciary and asset management fees		2,806,512	1,088,328
Other income		-	92,714
Interest income		27,418	32,929
Total operating income		3,939,906	1,416,032
Operating expenses:			
Commissions to brokers		1,945,759	554,590
Clearing costs		326,149	175,295
Employee compensation and benefits		683,075	765,257
Professional fees		154,499	176,467
General and administrative		1,033,094	502,599
Total operating expenses		4,142,576	2,174,208
Net loss	$	(202,670)	(758,176)

See accompanying notes to financial statements.

STILLPOINT WEALTH MANAGEMENT, LLC
(A Wholly Owned Subsidiary of StillPoint Advisors, Inc.)

Statements of Member's Equity

For the Year Ended December 31, 2005 and
For the Period from April 1, 2004 (inception) to December 31, 2004

Balance at April 1, 2004	$ -
Net loss	(758,176)
Member contributions	1,569,443
Balance at December 31, 2004	811,267
Net loss	(202,670)
Member contributions	323,000
Balance at December 31, 2005	$ 931,597

See accompanying notes to financial statements.

STILLPOINT WEALTH MANAGEMENT, LLC
(A Wholly Owned Subsidiary of StillPoint Advisors, Inc.)

Statements of Cash Flows

For the Year Ended December 31, 2005 and
For the Period from April 1, 2004 (inception) to December 31, 2004

	2005	2004
Cash flows from operating activities:		
Net loss	$ (202,670)	(758,176)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	72,375	16,462
Change in assets and liabilities:		
Change in clearing deposit	-	(100,000)
Prepaid expenses	(1,088)	(39,806)
Other assets	10,308	(99,913)
Accounts payable	(73,743)	104,989
Accrued expenses	138,285	113,612
Due to related party	2,242	7,805
Net cash used by operating activities	(54,291)	(755,027)
Cash flows from investing activities consisting of purchases of furniture, fixtures and equipment	(49,130)	(366,661)
Cash flows from financing activities consisting of member contributions	323,000	1,569,443
Net change in cash	219,579	447,755
Cash at beginning of the period	447,755	-
Cash at end of the period	$ 667,334	447,755
Non cash investing activity:		
Increase in accrued expenses for purchases of furniture, fixtures and equipment	$ 94,680	-

See accompanying notes to financial statements.

STILLPOINT WEALTH MANAGEMENT, LLC
(A Wholly Owned Subsidiary of StillPoint Advisors, Inc.)

Notes to Financial Statements

(1) **Description of Business and Summary of Significant Accounting Policies**

Business
StillPoint Wealth Management, LLC (the "Company"), is a full service securities brokerage firm that sells various securities, including stocks, bonds, private placement interests, interests in limited partnerships and variable annuities. The Company is registered as a broker-dealer with the National Association of Securities Dealers ("NASD") and is subject to net capital and other regulations of the U.S. Securities and Exchange Commission ("SEC"). The Company maintains a custody-clearing relationship with Pershing, LLC, an unrelated third party. The Company operates four offices across the southern United States and its headquarters is in Atlanta, Georgia.

The Company is a wholly owned subsidiary of StillPoint Advisors, Inc. (the "Parent"). Effective April 1, 2004, the Company was purchased by the Parent and the accompanying 2004 financial statements include the results of operations from the date of acquisition through December 31, 2004. The effects of the purchase were recorded in the financial statements of the Parent.

The Company was formed effective December 12, 2001 as a limited liability company under the provisions of the Georgia Limited Liability Company Act (the "Act"). The terms of formation were specified by an operating agreement. Pursuant to the operating agreement, there are no units or shares outstanding and there is one member, the Parent. In accordance with the operating agreement, except as otherwise specifically provided for in the Act, the liability of the member is generally limited to its capital contributions. After admission, the member is not obligated, but under certain circumstances may be permitted, to contribute additional funds or make loans to the Company. The operating agreement also contains provisions that restrict the transfer of ownership interests except under certain circumstances, permit the admission of new members upon the approval of the Parent and permit the return of equity. The profits and losses of the Company will be allocated to each member based on its relative ownership interest.

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker-dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Revenue Recognition
Commissions represent transactions processed and net fees charged to customers per transaction for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which is not materially different than the trade date basis. Investment advisory fees are billed in advance and recognized over the service period.

Cash and Cash Equivalents
Cash and cash equivalents include cash and highly liquid investments that are readily convertible into cash and have an original maturity of ninety days or less. At December 31, 2005 and 2004, the Company maintained cash balances with financial institutions totaling $520,443 and $325,845, respectively, that exceeded Federal deposit insurance limits.

Furniture, Fixtures and Equipment
Furniture, fixtures and equipment are reported at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets (three to seven years).

Income Taxes
The Company was organized as a limited liability corporation. As a result, the tax consequences of the Company's operations all pass through to the Parent. Accordingly, the Company's financial statements do not include a provision for income taxes.

(1) **Description of Business and Summary of Significant Accounting Policies, continued**

Reclassifications
Certain amounts in the 2004 financial statements have been reclassified to conform to the 2005 presentation.

(2) **Related Party Transactions and Economic Dependence**
In October 2004, the Company entered into an Expense Sharing Agreement (the "Agreement") with the Parent whereby the Parent charges the Company a percentage of operating and general and administrative expenses that relate to operation of the Company. During 2005 and 2004, the Company accrued $603,980 and $375,011, respectively, related to this agreement. At December 31, 2005 and 2004 amounts payable to the Parent were $10,047 and $7,805, respectively.

In 2005 and 2004, the Company paid Heritage Capital Advisors, LLC consulting fees totaling $38,484 and $27,243, respectively. Heritage Capital Advisors, LLC is a related party through common ownership.

The Parent has entered into certain employment agreements with commissioned brokers of the Company. In connection with these employment agreements, the Parent has entered into forgivable loans and restricted stock agreements with these brokers. The forgivable loans and restricted stock awards are to be earned over a period of five years. The original balance of these forgivable loans was $3,131,145 and the outstanding balance was $2,464,916 at December 31, 2005. The original balance of these restricted stock awards was $2,090,860 of which $1,426,652 was outstanding at December 31, 2005. Amounts related to these forgivable loans and restricted stock awards are recorded in the financial statements of the Parent and are not reflected in the financial statements of the Company.

The Company's operations are integrally dependent upon the operations of the Parent. The Company's results of operations and financial position would be significantly different without its affiliation with the Parent.

(3) **Furniture, Fixtures and Equipment**
A summary of furniture, fixtures and equipment as of December 31, 2005 and 2004 is as follows:

		2005	2004
Leasehold improvements	$	299,492	204,065
Furniture and fixtures		113,349	98,701
Computers and equipment		63,270	42,836
Software		22,500	9,500
Artwork		11,559	11,559
		510,170	366,661
Less accumulated depreciation		88,536	16,462
	$	421,634	350,199

Depreciation expense amounted to $72,375 in 2005 and $16,462 in 2004.

(4) **Operating Leases**

The Company and the Parent lease certain office space, computers and equipment, and furniture and fixtures under operating lease agreements. The leases generally require that the Company and the Parent pay taxes, maintenance and insurance. Future minimum rental payments under noncancelable operating leases at December 31, 2005 were as follows:

Year ending December 31,		
2006	$	545,000
2007		563,000
2008		557,000
2009		300,000
2010		309,000
Thereafter		730,000
	$	3,004,000

Total rent expense recorded by the Company was $407,025 in 2005 and $98,832 in 2004.

(5) **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $379,464, which was $129,464 in excess of its required net capital of $250,000. The Company's net capital ratio was 1.02 to 1.

SUPPLEMENTAL

SCHEDULE

STILLPOINT WEALTH MANAGEMENT, LLC
(A Wholly Owned Subsidiary of StillPoint Advisors, Inc.)

Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

Computation of Net Capital:

Total assets	$ 1,319,467
Aggregate indebtedness	387,870
Net assets	931,597
Non-allowable assets	(552,133)
Tentative net capital	379,464
Haircuts	-
Net capital	379,464
Minimum net capital	250,000
Excess net capital	$ 129,464

Aggregate indebtedness to net capital ratio:

Aggregate indebtedness	$ 387,870
Net capital	$ 379,464
Ratio	1.02 to 1

Reconciliation with Company's computation of net capital (included in Part II of its FOCUS report as of December 31, 2005):

Net capital, as reported in Part II (unaudited) FOCUS report	$ 464,291
Audit adjustments, net	(84,827)
Net capital per above	$ 379,464

Porter Keadle Moore, LLP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Member
StillPoint Wealth Management, LLC

In planning and performing our audit of the financial statements and supplemental schedule of StillPoint Wealth Management, LLC (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

To the Member
StillPoint Wealth Management, LLC

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PORTER KEADLE MOORE, LLP

Atlanta, Georgia
February 3, 2006